Brambles Industries plc
Cassini House 57-59 St James's Street
London SW1A 1LD England
Tel +44 (0)20 7659 6000
Fax +44 (0)20 7659 6001
www.brambles.com

04036885

Direct Line: 020 7659 6039
Direct Fax: 020 7659 6001
Email: sandra.walters@brambles.com

Brambles

3 September 2004

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

SEC MAIL PROCESSING
RECEIVED
SEP 13 2004
WASH. D.C. 185 SECTION

RE: BRAMBLES INDUSTRIES PLC
Rule 12g3-2(b) Exemption (File No. 82-5205)

Dear Sirs and Mesdames,

The enclosed information is being submitted by Brambles Industries plc (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully

PROCESSED
SEP 15 2004
THOMSON
FINANCIAL

S G Walters

Sandra Walters
Assistant Company Secretary

9/14

Enc:

FILE NO 82-5205

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Brambles Industries plc

2) Name of director

Roy Drysdale Brown

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non -beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

In respect of the director in 2 above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Roy Drysdale Brown

5) Please state whether notification relates to a person(s)connected with the Director named in 2 above and identify the connected person(s)

Does not relate to a connected person.

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase

7) Number of shares/amount of stock acquired

10,000

8) Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage)

Negligible

9) Number of shares/amount of stock disposed

N/A

10) Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage)

N/A

11) Class of security

Ordinary shares of 5p each

12) Price per share

245p

13) Date of transaction

3 September 2004

14) Date company informed

3 September 2004

15) Total holding following this notification

12,018

16) Total percentage holding of issued class following this notification (any treasury shares held by company should not be taken into account when calculating percentage)

0.001%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Sandra Walters, 020 7659 6039

25) Name and signature of authorised company official responsible for making this notification

Sandra Walters, Assistant Company Secretary

Date of Notification 3 September 2004